Exhibit 99.1

Shopify Announces Closing of Underwriters’ Over-Allotment Option in Connection with Offering of Class A Subordinate Voting Shares

Ottawa, Canada – September 22, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that, in connection with its recent public offering of 1,100,000 Class A subordinate voting shares completed on September 18, 2020 (the “Offering”), the underwriters in the Offering exercised their option (the “Over-Allotment Option”) in full to purchase an additional 165,000 Class A subordinate voting shares (the “Additional Shares”). The sale of the Additional Shares was completed today, and brings the aggregate gross proceeds from the Offering to US$1,138,500,000, before underwriting discounts and offering costs.

The Offering was led by Citigroup, Goldman Sachs & Co. LLC and Credit Suisse, with RBC Capital Markets acting as Co-Manager.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Words such as “expects”, “continue”, “will”, “plans”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, and are subject to numerous factors, many of which are beyond Shopify’s control, including, without limitation, market conditions and the risk factors and other matters set forth in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS: Katie Keita Senior Director, Investor Relations 613-241-2828 x 1024 IR@shopify.com	MEDIA: Rebecca Feigelsohn Communications Lead 416-238-6705 x 302 press@shopify.com

SOURCE: Shopify